82-3881

# TYLER
## RESOURCES INC.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 269-6753
FAX: (403) 266-2606
www.tylerresources.com TYS:TSXV

04045173

September 17, 2004

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

PROCESSED
SEP 29 2004
THOMSON
FINANCIAL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated September 17, 2004

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

for O'MacAulay
Barbara O'Neill

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 27 2004
WASH, D.C.
202

dlw 9/29

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**TSX VENTURE SYMBOL: TYS** **NEWS FOR RELEASE: September 16, 2004**

**NEWS RELEASE 04-16**

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
**Web: www.tylerresources.com**

# $1.2 MILLION EXPLORATION PROGRAM APPROVED AT BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is pleased to announce approval of a $1.2 million Phase 2 exploration program at its Bahuerachi porphyry copper-gold project, Mexico. In addition to a minimum of 3,000 meters of core and RC drilling, planned field activities include extensive trenching in the north and south portions of the 4 kilometer long mineralized porphyry complex as well as ground geophysics.

Drilling during Phase 2 will focus on testing extensions of the mineralized sediments, high grade skarn/breccia complex, and porphyry over an area approximately 1,200 meters in length to a depth of roughly 200 meters. Phase 1 drilling established the presence of high grade breccia mineralization over a length of approximately 500 meters with an average width of 24 meters grading 2.3% copper, 0.15 g/t gold and 16 g/t silver to tested depths of up to 100 meters. A mineralized, near surface supergene copper blanket, including 24 meters grading 1.16% copper and 18 meters grading 0.69% copper will also be drilled along the 1,200 meter strike length during Phase 2 drilling. All holes are currently planned to end, and if possible, to cross the main mineralized porphyry body which previously returned grades commonly ranging between 0.10% and 0.73% copper with gold values ranging up to 0.35 g/t gold, as well as locally significant molybdenum values.

Mobilization for Phase 2 work, commencing with road construction and trenching, is currently scheduled for the third week of September and field work is expected to carry through to December, 2004.

Tyler is also pleased to announce recent updates to its website at www.tylerresources.com where recent presentations, including compilations and interpretations of Phase 1 drilling results, can be viewed.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director

File No. 82-3881

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**TSX VENTURE SYMBOL: TYS** **NEWS FOR RELEASE: September 16, 2004**

**NEWS RELEASE 04-16**

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
**Web: www.tylerresources.com**

## $1.2 MILLION EXPLORATION PROGRAM APPROVED AT BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is pleased to announce approval of a $1.2 million Phase 2 exploration program at its Bahuerachi porphyry copper-gold project, Mexico. In addition to a minimum of 3,000 meters of core and RC drilling, planned field activities include extensive trenching in the north and south portions of the 4 kilometer long mineralized porphyry complex as well as ground geophysics.

Drilling during Phase 2 will focus on testing extensions of the mineralized sediments, high grade skarn/breccia complex, and porphyry over an area approximately 1,200 meters in length to a depth of roughly 200 meters. Phase 1 drilling established the presence of high grade breccia mineralization over a length of approximately 500 meters with an average width of 24 meters grading 2.3% copper, 0.15 g/t gold and 16 g/t silver to tested depths of up to 100 meters. A mineralized, near surface supergene copper blanket, including 24 meters grading 1.16% copper and 18 meters grading 0.69% copper will also be drilled along the 1,200 meter strike length during Phase 2 drilling. All holes are currently planned to end, and if possible, to cross the main mineralized porphyry body which previously returned grades commonly ranging between 0.10% and 0.73% copper with gold values ranging up to 0.35 g/t gold, as well as locally significant molybdenum values.

Mobilization for Phase 2 work, commencing with road construction and trenching, is currently scheduled for the third week of September and field work is expected to carry through to December, 2004.

Tyler is also pleased to announce recent updates to its website at www.tylerresources.com where recent presentations, including compilations and interpretations of Phase 1 drilling results, can be viewed.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director

# TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

**TSX VENTURE SYMBOL: TYS** **NEWS FOR RELEASE: September 16, 2004**

**NEWS RELEASE 04-16**

For Further Information Contact: **Jean Pierre Jutras or James Devonshire at 1-403-269-6753**
**Web: www.tylerresources.com**

## $1.2 MILLION EXPLORATION PROGRAM APPROVED AT BAHUERACHI PROJECT, MEXICO

Tyler Resources Inc. is pleased to announce approval of a $1.2 million Phase 2 exploration program at its Bahuerachi porphyry copper-gold project, Mexico. In addition to a minimum of 3,000 meters of core and RC drilling, planned field activities include extensive trenching in the north and south portions of the 4 kilometer long mineralized porphyry complex as well as ground geophysics.

Drilling during Phase 2 will focus on testing extensions of the mineralized sediments, high grade skarn/breccia complex, and porphyry over an area approximately 1,200 meters in length to a depth of roughly 200 meters. Phase 1 drilling established the presence of high grade breccia mineralization over a length of approximately 500 meters with an average width of 24 meters grading 2.3% copper, 0.15 g/t gold and 16 g/t silver to tested depths of up to 100 meters. A mineralized, near surface supergene copper blanket, including 24 meters grading 1.16% copper and 18 meters grading 0.69% copper will also be drilled along the 1,200 meter strike length during Phase 2 drilling. All holes are currently planned to end, and if possible, to cross the main mineralized porphyry body which previously returned grades commonly ranging between 0.10% and 0.73% copper with gold values ranging up to 0.35 g/t gold, as well as locally significant molybdenum values.

Mobilization for Phase 2 work, commencing with road construction and trenching, is currently scheduled for the third week of September and field work is expected to carry through to December, 2004.

Tyler is also pleased to announce recent updates to its website at www.tylerresources.com where recent presentations, including compilations and interpretations of Phase 1 drilling results, can be viewed.

"Jean Pierre Jutras"

Jean Pierre Jutras
President/COO/Director